Exhibit 99.4

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT GOLD CORP.

Suite 680-789 West Pender Street

Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2

Date of Material Change

November 19, 2010

Item 3

News Release

The news release was disseminated on November 22, 2010 by Marketwire.

Item 4

Summary of Material Change

Pediment and Argonaut extend time for completion of business combination transaction.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

Argonaut Gold Inc. (“Argonaut”) and Pediment Gold Corp. (“Pediment”) announce that they are amending the deadline for the completion of their business combination transaction from December 23, 2010 to January 31, 2011.  This amendment is being implemented to allow the parties to confirm the impact of certain proposed legislative changes and to complete the required disclosure for their proxy circulars.  The other terms and conditions of their October 18, 2010 business combination agreement remain unchanged and in force.

Amendments have been proposed to the local environmental laws in the State of Baja California Sur (the “BCS”), Mexico which may adversely affect Pediment’s ability to secure a building licence for the development of its San Antonio Project as currently envisioned.  The contents and enforceability of the proposed legislation, remain unclear.  Pediment and Argonaut are cooperating in an active investigation of the matter to reach a definitive understanding of the pending legislation.  Based on the information received to date, they understand that that the legislative amendments as originally proposed remain subject to approval of the governor and a possible re-examination by BCS lawmakers.

Forward Looking Information

This material change report contains forward looking statements of Argonaut and Pediment, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian provincial securities legislation.  Forward-looking statements are statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Pediment by Argonaut, the proposed amendments to the laws affecting mining projects in Mexico and the likely impact of those proposed amendments on Pediment’s business and prospects. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from Argonaut's or Pediment's expectation are in the documents filed by Argonaut and Pediment, respectively, from time to time with the Toronto Stock Exchange and provincial securities regulators, most of which are available at www.sedar.com. Other than as required by applicable securities legislation, Argonaut and Pediment disclaim any intention and assumes no obligation to revise or update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9

Date of Report

November 22, 2010